Exhibit 99.2

5 June 2003

Directors' Interests in the Ordinary Shares of Cable and Wireless plc

Cable and Wireless plc (“the Company”) advises that on 4 June 2003 the following Directors of the Company purchased the following number of Ordinary Shares in the Company ("purchased shares") at a price of 97.75 pence per Ordinary Share:-

Director	Number of Ordinary Shares of 25p

Robert O Rowley	383,632
Francesco Caio	383,632
Kevin Loosemore	383,632

On the same date each of the above named directors has been awarded 383,632 matching restricted shares in the Company in accordance with the rules of the Incentive Plan 2001 ("the Plan"). The matching restricted shares will vest to each Director on the third anniversary of the award and subject to:- (a) the Director retaining a beneficial holding in the purchased shares; and (b) remaining an employee of the Company until the third anniversary of the award.

On the same date, the following Directors of the Company agreed to purchase the following number of Ordinary Shares in the Company on 4 June 2004, and on the anniversary of this date until 4 June 2006 inclusive:-

Director	Number of Ordinary Shares of 25p

Bernard P Gray	100,000
Graham E Howe	100,000
Dr Janet P Morgan	30,000
W Anthony Rice	100,000
Kasper E Rorsted	30,000

The purchase price for the Ordinary Shares to be purchased on 4 June 2004, 4 June 2005 and 4 June 2006 shall be the lower of the closing mid-market price on such dates or the closing mid-market price on 4 June 2003, which was 103.5 pence per share.